SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

i2 Technologies, Inc.
(Name of Issuer)

Common Stock, $0.00025 Par Value
(Title of Class of Securities)

465754208
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [     ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 6,518,011, which constitutes approximately 25.9% of the 25,193,288 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 20,700,895 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  2,025,618 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,025,618 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,518,011 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 25.9% (3)

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.
(2)     Includes 4,492,393 shares of Common Stock obtainable upon conversion of 103,999 shares of the 2.5% Series B Convertible Preferred Stock issued by the Issuer (the "Preferred Stock"), at a conversion rate of 43.1965 shares of Common Stock per share of Preferred Stock.
(3)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 25,193,288.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 5, 2004, as amended by Amendment No. 1 dated June 8, 2004, as amended by Amendment No. 2 dated June 29, 2005 (the "Schedule 13D"), relating to the Common Stock, par value $0.00025 per share (the "Stock"), of i2 Technologies, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated in its entirety as follows:

Pursuant to an agreement dated April 27, 2004 between the Reporting Person and the Issuer discussed more fully in Item 6 below, the Reporting Person (on behalf of R2) has the right to nominate two persons for election to the board of directors of the Issuer. No such persons currently serve as directors.

The Reporting Person intends to regularly review its investment in the Issuer and in other companies.  Based on such review, as well as other factors (including, among other things, its evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other developments concerning the Issuer, other opportunities available to it, general market, industry and economic conditions and the availability and cost of financing), the Reporting Person, and/or other persons affiliated with it, may acquire additional securities of the Issuer, or sell some or all of its Common Stock or its Preferred Stock of the Issuer on the open market, in privately negotiated transactions or otherwise, including in hedging, swap or other derivative transactions.  There can be no assurance that any such acquisition or disposition of shares would occur or as to the timing or method of any such acquisition or disposition.  In addition, based on such review and/or discussions with management of the Issuer and/or the Issuer's Board of Directors and/or other persons, the Reporting Person may formulate plans or proposals, and may from time to time explore, or make formal proposals relating to, an additional equity or debt investment in the Issuer, a possible acquisition of a controlling interest in the Issuer, including a possible acquisition of all of the outstanding voting securities of the Issuer not owned by the Reporting Person and its affiliates, a restructuring of the Issuer or its outstanding securities, a reorganization of the Issuer, or a business combination involving the Issuer. There is no assurance that any such plan or proposal will be formulated or proposed, or that, if proposed, any transaction would be completed.  The Reporting Person may also formulate plans or proposals for, and may from time to time explore, or make formal proposals relating to, other transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,518,011 shares of the Stock, which constitutes approximately 25.9% of the 25,193,288 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,518,011 shares of the Stock, which constitutes approximately 25.9% of the 25,193,288 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,518,011 shares of the Stock, which constitutes approximately 25.9% of the 25,193,288 shares of the Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 2,025,618 shares of the Common Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,618 shares of the Common Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,025,618 shares of the Common Stock.

(c)  During the past 60 days, the Reporting Person has sold shares of the Stock in open market transactions on the NASDAQ as follows:

Date	Number of Shares Sold	Price Per Share
02/02/06	771,192	$17.83
02/02/06	9,500	$18.12
02/03/06	242,693	$16.95
02/06/06	165,674	$16.05

In addition, on January 10, 2006, the Reporting Person received 1,294 shares of Preferred Stock from the Issuer in lieu of a cash dividend.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

(d)  The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 -- Preferred Stock Purchase Agreement is hereby incorporated herein by reference to Exhibit 4.1 to the Form 8-K of the Company dated May 4, 2004.

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock is hereby incorporated herein by reference to Exhibit 3.1 to the Form 8-K of the Company dated May 4, 2004.

Exhibit 99.3 -- Form of Registration Rights Agreement is hereby incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Company dated May 4, 2004.

Exhibit 99.4 -- Common Stock Purchase Agreement is hereby incorporated herein by reference to Exhibit 10.1 to the Form 8-K of the Company dated June 29, 2005 (previously filed on June 29, 2005 and inadvertently given Exhibit No. 99.1).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: February 6, 2006

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                                                       EXHIBIT INDEX

EXHIBIT                   DESCRIPTION

Exhibit 99.1 -- Preferred Stock Purchase Agreement (previously filed).

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock (previously filed).

Exhibit 99.3 -- Form of Registration Rights Agreement (previously filed).

Exhibit 99.4 -- Common Stock Purchase Agreement (previously filed).